Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

03 APR 16 AM 7:21

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

8 April 2003


03050112

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 4/21

Enc:

Registered in England No. 4134697 Registered Office: as above

File no 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

   Brambles Industries plc

2) Name of shareholder having a major interest

   Franklin Resources, Inc. and its affiliates

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   On behalf of clients of Franklin Resources, Inc. and its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   See list appended

5) Number of shares/amount of stock acquired

   Not advised

6) Percentage of issued class

   Not advised

7) Number of shares/amount of stock disposed

   N/A

8) Percentage of issued class

   N/A

9) Class of security

   Ordinary shares of 5p each

10) Date of transaction

   Not advised

11) Date company informed

   7 April 2003

12) Total holding following this notification

   86,916,489

13) Total percentage holding of issued class following this notification

   12.01%

FILE No 82-5205

14) Any additional information

-

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 8 April 2003

Details of Registered Holders

Bank of New York, London	2,345,801
Chase Nominees Ltd	62,646,997
Citibank Nominees Ltd.	447,301
Clydesdale Bank PLC, Glasgow	6,988,992
Deutsche Bank AG, London	2,070,037
HSBC London	240,100
Northern Trust Company	3,083,426
Royal Trust Corp of Canada, London	1,010,853
State Street Nominees Limited	8,082,982
Total	86,916,489